Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

NexGen Energy Ltd. (the “Corporation” or “NexGen”)
Suite 3150, 1021 West Hastings Street
Vancouver, BC V6E 0C3

Item 2	Date of Material Change

May 8, 2024

Item 3	News Release

On May 8, 2024, the Corporation issued a news release reporting the material change through CNW (Canada NewsWire).

Item 4	Summary of Material Change

On May 8, 2024, the Corporation announced that it had entered into binding term sheets with MMCap International Inc. (“MMCap”) for the purchase (the “Purchase”) of 2,702,410 pounds of natural uranium concentrate (“U3O8”) for an aggregate purchase price of US$250 million. In satisfaction of the purchase price for the U3O8 the Corporation has agreed to issue US$250 million aggregate principal amount of unsecured convertible debentures (the “Debentures”).

Item 5	Full Description of Material Change

5.1       Full Description of Material Change

The Debentures will be convertible at the holder’s option into approximately 23 million common shares of NexGen (the “Common Shares”).

The Debentures will carry a 9.0% coupon (the “Interest”) over a 5-year term. The Debentures will be convertible at the holder's option into Common Shares, at a conversion price (the “Conversion Price”) per Common Share of US$10.73 (C$14.70 per Common Share equivalent incorporating the Bank of Canada exchange rate from May 7, 2024) representing a 30% premium to the volume-weighted average trading price (the “VWAP”) per Common Share on the Toronto Stock Exchange (the “TSX”) for the 5-days ending on the day prior to the date of this announcement.

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Two-thirds of the Interest (equal to 6% per annum) is payable in cash. One-third of the Interest (equal to 3% per annum) is payable in Common Shares issuable at a price equal to the 20-day VWAP on the New York Stock Exchange (the “NYSE”) ending on, and including, the third trading day prior to the date such interest payment is due.

The Corporation will be entitled, on or after the third anniversary of the date of the issuance of the Debentures, at any time that the 20-day VWAP on the NYSE exceeds 130% of the Conversion Price, to redeem the Debentures at par plus accrued and unpaid Interest.

The Corporation agreed to issue an aggregate of 909,090 Common Shares as an establishment fee in connection with the Debentures, representing 3% of the aggregate principal amount of the Debentures.

Strategic Alignment Provisions

In connection with the Offering, the Corporation will enter into an investor rights agreement with MMCap containing voting alignment, standstill, and transfer restriction covenants.

Conditions

Closing of the Purchase is conditional upon the satisfaction of customary closing conditions prior to June 28, 2024, including stock exchange approvals and third-party approvals required for the transfer of the U3O8 and issuance of the Debentures and the completion of definitive documentation.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

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Item 8	Executive Officer

The following executive officer of the Corporation is knowledgeable about the material change and may be contacted respecting the change:

Leigh Curyer
Chief Executive Officer
Phone: (604) 428-4112
Email: lcuryer@nxe-energy.ca

Item 9	Date of Report

May 8, 2024